Free Writing Prospectus (FWP)

Filed Pursuant to Rule 433

Registration Statement No. 333-274949

Québec

US$ 4.5bn 3.875% Global Notes Series RH due January 14, 2031

Final Pricing Term Sheet

January 7, 2026

Issuer:	Québec

Existing Long-Term Issuer Ratings*:	Aa2/A+/AA- (Moody’s/S&P/Fitch)

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	U.S.$ 4,500,000,000

Trade Date:	January 7, 2026

Settlement Date**:	January 14, 2026 (T+5)

Maturity Date:	January 14, 2031

Interest Payment Dates:	January 14, and July 14, of each year, commencing on July 14, 2026

Benchmark Treasury:	UST 3.625% due December 31, 2030

UST Spot (price, yield):	99-21+ / 3.698%

Spread to Benchmark Treasury:	+20.6 bps

Spread to Mid Swaps:	+45 bps

Re-Offer Yield:	3.904%

Coupon:	3.875% per annum; payable semi-annually

Re-Offer Price:	99.869%

Total Proceeds:	U.S.$ 4,494,105,000.00

Fees:	0.125%

All-In Price:	99.744%

All-In Yield:	3.932%

Net Proceeds:	U.S.$ 4,488,480,000.00

Day Count:	30/360

Business Days:	New York, Montréal and Toronto

Minimum Denomination:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market. This market is not a regulated market for purposes of the Markets in Financial Instruments Directive (Directive 2014/65/EU, as amended) (MiFID II). This admission may be completed following settlement on a reasonable effort basis

Governing Law:	Québec and Canada

Prospectus and Prospectus Supplement:	Prospectus dated February 12, 2024 and Preliminary Prospectus Supplement filed on January 7, 2026 https://www.sec.gov/Archives/edgar/data/722803/000119312526005509/d81194d424b3.htm

Joint Lead Managers and Bookrunners:	CIBC World Markets Corp. HSBC Bank plc J.P. Morgan Securities plc National Bank of Canada Financial Inc. RBC Capital Markets, LLC

Billing and Delivering:	CIBC World Markets Corp.

CUSIP / ISIN:	748148SH7 / US748148SH73

UK MiFIR Target Market:	Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the notes will be made against payment therefor on or about January 14, 2026, which is five trading days following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Commission under the Exchange Act, trades in the secondary market generally are required to settle in one trading day, unless the parties to that trade expressly agree otherwise. Accordingly, U.S. purchasers who wish to trade the notes prior to the date of delivery may be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the notes in other countries who wish to trade the notes prior to one trading day before the date of delivery should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at https://www.sec.gov/edgar/browse/?CIK=722803. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CIBC World Markets Corp. toll-free at 1-800-282-0822 or HSBC Bank plc toll-free at 1-866-811-8049 or J.P Morgan Securities plc. toll-free at 1-212-834-4533 or National Bank of Canada Financial Inc. toll-free at 1-416-869-8635 or RBC Capital Markets, LLC toll-free at 1-866-375-6829

Other: ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.